EXHIBIT 21

LIST OF SUBSIDIARIES

1.	International Image Services Corporation – Incorporated in the State of Maryland
2.	International Image Services, Inc. – Incorporated in Ontario, Canada
3.	Sonic Foundry Media Systems, Inc. – Incorporated in the State of Maryland

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